CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2015
(In millions)

ASSETS

Cash and cash equivalents	$	2,043
Collateralized short-term financings, of which $54,752 is reported at fair value:		
Securities purchased under agreements to resell		43,591
Securities borrowed		64,856
Securities received as collateral, at fair value ($22,061 of which was encumbered)		27,573
Financial instruments owned, at fair value ($3,276 of which was encumbered):		
Debt instruments		37,109
Equity instruments		5,073
Derivative contracts		344
Receivables:		
Customers		11,584
Brokers, dealers and others		6,722
Capitalized software and office facilities at cost (net of accumulated depreciation and amortization of $1,726)		707
Goodwill		519
Other assets and deferred amounts, of which $1,395 is reported at fair value and $1,380 is from consolidated VIEs		4,305
Total assets	$	204,426

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2015
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	21,913
Collateralized short-term financings, of which $45,287 is reported at fair value:		
Securities sold under agreements to repurchase		47,368
Securities loaned		39,485
Obligation to return securities received as collateral, at fair value		27,573
Financial instruments sold not yet purchased, at fair value:		
Debt instruments		5,717
Equity instruments		2,082
Derivative contracts		336
Payables:		
Customers		25,085
Brokers, dealers and others		4,128
Subordinated and other long-term borrowings, of which $1,040 is reported at fair value and is from consolidated VIEs		10,540
Other liabilities, of which $1,155 reported at fair value		6,098
Total liabilities		190,325
Member's equity:		
Member's contributions		13,390
Accumulated earnings		944
Accumulated other comprehensive loss		(233)
Total member's equity		14,101
Total liabilities and member's equity	$	204,426

See accompanying notes to consolidated statement of financial condition.